# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oklo Inc., CIK 0001849056
CUSIP: 02156V109
Title of class of securities: Shares of Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3190 Coronado Dr, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-24-003199
Filed by CIK 0001541901

## Reporting persons
- Encompass Capital Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Todd J. Kantor: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Oklo Inc.
Address of issuer's principal executive offices: 3190 Coronado Dr Santa Clara, CA 95054

## Item 2. Person Filing
Name of person filing:
Encompass Capital Advisors LLC
Todd J. Kantor
Address of principal business office or, if none, residence:
Encompass Capital Advisors LLC is 200 Park Avenue, Suite 1604, New York, NY 10166
Todd J. Kantor is c/o Encompass Capital Advisors LLC, 200 Park Avenue, Suite 1604, New York, NY 10166
Citizenship:
Encompass Capital Advisors LLC is a Delaware Limited Liability Company
Todd J. Kantor is a US citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Encompass Capital Advisors LLC
0

Todd J. Kantor
0
Percent of class:
Encompass Capital Advisors LLC
0 %

Todd J. Kantor
0 %
Sole power to vote or to direct the vote:
Encompass Capital Advisors LLC
0

Todd J. Kantor
0
Shared power to vote or to direct the vote:
Encompass Capital Advisors LLC
0

Todd J. Kantor
0
Sole power to dispose or to direct the disposition:
Encompass Capital Advisors LLC
0

Todd J. Kantor
0
Shared power to dispose or to direct the disposition:
Encompass Capital Advisors LLC
0

Todd J. Kantor
0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on SCHEDULE 13G/A with respect to the shares of Common Stock of Oklo Inc., dated as of December 31, 2024 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Date: February 14, 2025

Encompass Capital Advisors LLC
By: Todd J. Kantor
Name: Todd J. Kantor
Title: Managing Member

Todd J. Kantor
By: Todd J. Kantor
Name: Todd J. Kantor

## Signatures
- Encompass Capital Advisors LLC: Todd J. Kantor, Todd J. Kantor / Managing Member (02/14/2025)
- Todd J. Kantor: Todd J. Kantor, Todd J. Kantor / Self (02/14/2025)